AB 3/10

SECUR 08029464 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd., Suite 800
(No and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Kelleher (310) 966-1444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 03 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, Tom Kelleher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley & Company, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ______________
County of ______________
Subscribed and sworn (or affirmed) to before me this ____ day of ________, ______

____
Notary Public

____
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 23rd day of JANUARY, 2008, by THOMAS KELLEHER, proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

GARY L. SUZUKI
Commission # 1524633
Notary Public - California
Los Angeles County
My Comm. Expires Nov 6, 2008

(Seal) Signature [signature]

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
B. Riley & Co., LLC:

We have audited the accompanying statement of financial condition of B. Riley & Co., LLC (the Company) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B. Riley & Co., LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

B. Riley & Co., LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 4,155,647
Deposit with clearing organization	108,556
Marketable securities, at market value	5,282,854
Receivable from related parties	14,922
Other receivables, net	550,674
Automobile, furniture, equipment, and leaseholds, net	130,342
Investments, at estimated fair value	4,339,020
Prepaid expenses	294,841
Prepaid income taxes	26,486
Refundable deposits	129,320
Other assets	875
Total assets	$ 15,033,537

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 388,997
Payable to brokers and dealers	39,193
Payable to clearing organization	2,772,379
Salaries and bonuses payable	1,506,882
Securities sold, not yet purchased, at market value	1,949,797
Automobile loans payable	83,536
Total liabilities	6,740,784
Commitments and contingencies	-
Member's equity	8,292,753
Total liabilities and member's equity	$ 15,033,537

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Income
For the Year Ended December 31, 2007

Revenues		
Commissions		$ 10,378,941
Corporate finance		6,885,032
Net dealer inventory and investment gains (losses)		(297,957)
Rental income	155,750	
Interest and dividends		389,641
Gains (losses) on sale of investments, at estimated fair value		(81,875)
Other income		429,453
Total revenues		17,858,985
Expenses		
Employee compensation and benefits		4,625,204
Commissions, clearing fees and floor brokerage		9,461,039
Communications		76,695
Occupancy & equipment rental		663,494
Interest	133,154	
Taxes, other than income taxes		58,824
Other operating expenses		2,273,470
Total expenses		17,291,880
Net income (loss) before income tax provision		567,105
Income tax provision		9,237
Net income (loss)		$ 557,868

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2007

	Member's Equity	Unrealized Gains (Losses) on Investments, at Estimated Fair Value	Total Member's Equity	Comprehensive Income (Loss)
Balance at December 31, 2006	$ 7,562,257	$ 164,281	$ 7,726,538	
Member contributions	1,500,000	–	1,500,000	
Member distributions	(1,122,056)	–	(1,122,056)	
Net gains (losses) on investments, at estimated fair value	–	(369,597)	(369,597)	$ (369,597)
Net income (loss)	557,868	–	557,868	557,868
Balance at December 31, 2007	$ 8,498,069	$ (205,316)	$ 8,292,753	$ 188,271

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ 557,868
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 67,375	
(Gains) losses on sale of investments, at estimated fair value	81,875	
(Increase) decrease in:		
Marketable securities, at market value	2,583,520	
Other receivables, net	(220,539)	
Deposit with clearing organization	(5,792)	
Prepaid expenses	(235,018)	
Prepaid income taxes	(26,486)	
Refundable deposits	7,320	
Other assets	242	
(Decrease) increase in:		
Accounts payable and accrued expenses	237,691	
Payable to brokers and dealers	(158,039)	
Payable to clearing organization	1,340,490	
Salaries and bonuses payable	(53,136)	
Income taxes payable	(18,959)	
Securities sold, not yet purchased, at market value	164,873	
Total adjustments		3,765,417
Net cash provided by (used in) operating activities		4,323,285
Cash flows from investing activities:		
Proceeds from sale of investments, at estimated fair value	3,991,104	
Purchase of investments, at estimated fair value	(7,255,449)	
Purchase of furniture and equipment	(33,562)	
Net cash provided by (used in) investing activities		(3,297,907)
Cash flows from financing activities:		
Collections of loans made to related parties	286,661	
Principal payments of automobile loans	(33,840)	
Unrealized gains (losses) on investments	(369,597)	
Proceeds from member contributions	1,500,000	
Member distributions	(1,122,056)	
Net cash provided by (used in) financing activities		261,168
Net increase (decrease) in cash		1,286,546
Cash at beginning of year		2,869,101
Cash at end of year		$ 4,155,647

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ 133,154	
Income taxes		$ 43,113

Non-cash investing and financing transactions:

The Company reclassified $369,392 from unrealized gains on investments, at estimated fair value in other comprehensive income to the income statement, for investments which were sold. The remaining assets were marked to market for $205.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pursuant to a plan of reorganization, B. Riley & Co., LLC, (the Company) is the successor organization to B. Riley & Co., Inc. which was originally incorporated in the State of Delaware on February 15, 1996. The reorganization was accomplished in October of 2007 via a transaction wherein the predecessor corporation contributed its entire business into a newly formed Delaware limited liability company known as B. Riley & Co., LLC. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company primarily earns commissions through the sale of equities and market making. The Company also provides investment banking services by engagement and trades securities for its own account.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Receivables from related parties are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Automobile, furniture, equipment, and leaseholds are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Automobile, furniture, equipment and leaseholds are depreciated over their estimated useful lives ranging from five (5) to thirty-nine (39) years by the double–declining balance method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts fee in California in addition to minimum California tax.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or the total member's equity.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2007, includes interest earned for a deposit total of $108,556.

Note 3: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 5,282,854	$ 1,949,797

Note 4: OTHER RECEIVABLES, NET

Other receivables are valued and reported at net realizable value. As of December 31, 2007, the Company recorded a provision for the expected uncollectibility of $19,816 on a $566,435 receivable.

Other receivables		$ 570,490
Less: Allowance for doubtful accounts		(19,816)
Other receivables, net	$ 550,674	

Note 5: AUTOMOBILE, FURNITURE, EQUIPMENT AND LEASEHOLDS, NET

The automobile, furniture, equipment and leasehold improvements are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Automobiles	$ 155,695	5
Furniture & fixtures	28,892	7
Equipment	13,667	5
Computers	182,535	5
Leasehold improvements	18,246	39
	399,033	
Less: accumulated depreciation	(268,691)	
Automobile, furniture, equipment and leasehold improvements, net	$ 130,342	

Depreciation expense for the year ended December 31, 2007, was $67,374.

The automobiles serve as collateral for the automobile loans payable. See Note 8.

Note 6: INVESTMENTS, AT ESTIMATED FAIR VALUE

The investments, at estimated fair value, represent several investments not in the ordinary course of business for the Company. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

The investments, at estimated fair value consisted of the following at December 31, 2007:

Investments in partnerships	$ 61,274
Registered corporate securities	175,122
Linear options	2,348,775
Unregistered corporate securities	1,753,849
Total investments	$ 4,339,020

The investment in partnerships are recorded at their fair value. The registered corporate securities are recorded at market and the unregistered corporate securities are recorded at cost. These investments are considered non–allowable assets for net capital purposes.

The Company included $205 in unrealized losses on these investments in comprehensive income at December 31, 2007, and reclassified $369,392, from unrealized gains on investments, at estimated fair value in other comprehensive income to the income statement, for investments which were sold.

Note 7: PAYABLE TO CLEARING ORGANIZATION

The Company buys securities in its proprietary account at the clearing firm on margin. Margin interest expense was $129,669 and the margin balance was $2,772,379, for the year ended December 31, 2007.

Note 8: LONG-TERM DEBT

Automobile loans payable consist of a conventional auto loan and a capitalized lease. These loans are collateralized by two automobiles with net book values of $8,155 and $52,078.

Total interest expense on these loans was $3,485 for the year ended December 31, 2007.

Future minimum principal payments on these loans are as follows:

Year ending December 31,	Amount
2008	$ 33,828
2009	49,708
2010 & thereafter	–
	$ 83,536

The Company has a capitalized lease of $108,495. The lease commenced in July of 2006 and expires in June of 2009. The Company has included the amortization of the lease with depreciation expense in other operating expenses.

Note 9: INCOME TAXES

The Company is subject to the California limited liability company gross receipts fee and a minimum tax provision of $800. However, prior to the reorganization (see Note 1), the Company was also subject to California State corporate tax during 2007. At December 31, 2007, the Company recorded a tax provision of $9,237, which includes a gross receipts fee of $12,000, the minimum California income tax of $800, and a credit for corporate tax of $3,563.

Note 10: PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(k) Profit Sharing Plan (the "Plan"). All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more than three (3) months for the 401(k), and over a year to participate in the profit sharing plan. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan

Note 10: PROFIT SHARING PLAN
(Continued)

year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The Company may make a pre-tax matching contribution each year. The participant's contributions, earnings and profit sharing bonuses are 100% vested at all times. The Company's matching contributions are vested 20% per year of service after the first year with the Company. The Company recorded profit sharing contributions and matching contributions of $109,800 for the year ended December 31, 2007.

Note 11: RELATED PARTY TRANSACTIONS

The Company received $1,719,838 in commissions from two funds managed by Riley Investment Management, LLC and PTR Partners, LLC. Riley Investment Management, LLC and the Company are affiliated through common management. PTR Partners, LLC shares common officers with the Company.

During the year 2007, the Company entered into an expense sharing agreement with Riley Investment Management, LLC, whereby the Company provides personnel, office space, insurance, and various other general services. Riley Investment Management, LLC, then reimburses the Company based on a set schedule for these services, outlined in the agreement. During the year ended December 31, 2007, the Company received $255,377 in reimbursements under the agreement.

Note 12: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into various lease agreements for office space. The leases contain provisions for rent escalation based on increases in certain costs incurred by the leasers.

Future minimum lease payments under the leases are as follows:

Year	Amount
2008	$ 428,905
2009	288,900
2010	19,247
2011 & thereafter	–
Total	$ 737,052

Rent expense was $639,982 for the year ended December 31, 2007.

Note 12: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

In August of 2007, B. Riley & Co., Inc. was named as a co-defendant in a lawsuit involving a former client. Although the suit names only B. Riley & Co., Inc., the Company has stipulated with the plaintiffs that the limited liability company will also be included in any possible judgement. The suit alleges fraud and other claims against the sellers of a company the plaintiffs purchased in December of 2006. The Company served as the investment advisor for the sale. The allegation is that the Company was supposedly complicit in the alleged fraud. The Plaintiffs are seeking damages from all defendants of approximately $36,000,000, plus punitive damages. The Company, in turn, has a cross-complaint against the plaintiffs for breach of contract, indemnification, and other claims. Management believes the lawsuit is meritless, and is responding by contesting it vigorously. These financial statements contain no adjustments for any possible outcome of this suit. The case has been set for trial on September 29, 2008.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $2,009,707, which was $1,811,707 in excess of its required net capital of $198,000; and the Company's ratio of aggregate indebtedness ($2,018,607) to net capital was 1.00 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

B. Riley & Co., LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital

Member's equity		$ 8,292,753
Less: Non-allowable assets		
Receivable from related parties	(14,922)	
Other receivables, net	(550,674)	
Automobiles, furniture, equipment & leaseholds, net	(130,342)	
Investments, at estimated fair value	(4,339,020)	
Prepaid expenses	(294,841)	
Prepaid income taxes	(26,486)	
Refundable deposits	(129,320)	
Other assets	(875)	
Total adjustments		(5,486,480)
Net capital before haircuts		2,806,273
Less: Adjustments to net capital		
Haircuts on securities	(643,191)	
Undue concentration	(153,375)	
Total adjustments to net capital		(796,566)
Net capital		2,009,707
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 134,574	
$2,500 per market greater than $5 (62), $1,000 per market less than $5 (43)	$ 198,000	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		198,000
Excess net capital		$ 1,811,707
Ratio of aggregate indebtedness to net capital	1.00: 1	

There was a $2 difference, due to rounding, between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007.

See independent auditor's report.

B. Riley & Co., LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirements is not applicable to B. Riley & Co., LLC. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

B. Riley & Co., LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to B. Riley & Co., LLC. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

B. Riley & Co., LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
B. Riley & Co., LLC:

In planning and performing our audit of the financial statements of B. Riley & Co., LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2008

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